Solar Energy Limited

145-925 W. Georgia St., Vancouver, B.C. Canada V6C3L2 604-669-4771 Fax. 604-669-4731

August 8, 2005

Scott Ruggiero
Mail Stop 3561

Securities and Exchange CommissionDivision
of Corporate Finance450
Fifth Street N.W.

Washington

District of Columbia 20549-0405

Re: Solar Energy Limited

      Form 10-KSB for the Fiscal Year Ended December 31, 2004File
No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated July 26, 2005 related to our disclosure on Form 10-KSB for Solar Energy Limited (“Company”) for the year ended December 31, 2004.

On behalf of the Company we do hereby request, and pursuant to discussion today confirm, an extension to that time frame permitted for our response. Unfortunately, the present timing is such that our auditor is not available to us until next week. Therefore, we expect to be able to respond to those comments presented by August 19, 2005.

Should you have any comment in respect to this request and confirmation of extension, please contact us.

We thank you for your consideration in this matter.

Yours faithfully,

/s/ Andrew Wallace

Andrew Wallace,Director

145-925 W. Georgia St., Vancouver, B.C. Canada V6C3L2 604-669-4771 Fax. 604-669-4731